February 7, 2019

Carl Lukach
Executive Vice President and Chief Financial Officer
Univar, Inc.
3075 Highland Parkway, Suite 200
Downers Grove, IL 60515

       Re: Univar, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-37443

Dear Mr. Lukach:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction